

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 26, 2018

Via E-mail
Jamere Jackson
Chief Financial Officer
Nielsen Holdings plc
85 Broad Street
New York, New York 10004

> Re: **Nielsen Holdings plc**
> **10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 08, 2018**
> **File No. 1-35042**

Dear Mr. Jackson:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You stated in a letter to the staff dated December 21, 2015 that you had received a license from OFAC for certain activities in Sudan. And, as in prior years, you indicate in Exhibit 21.1 to the 10-K that you have a 75% interest in a company, which you identify as inactive, located in Syria.

    As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your December 2015 letter, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or

Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance

        S. Scott Anderson
        Vice President, Assistant Global Controller
        Nielsen Holdings plc